Exhibit 99.3
CAMELOT EMPLOYEE SCHEME, INC.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Page
Unaudited Consolidated Balance Sheets as of December 31, 2019, 2020 and September 3, 2021	F-2
Unaudited Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2019, 2020 and the Period Ended September 3, 2021	F-4
Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2019, 2020 and the Period Ended September 3, 2021	F-5
Unaudited Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2020 and the Period Ended September 3, 2021	F-8
Notes to the Unaudited Consolidated Financial Statements	F-10

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, 2020,
AND SEPTEMBER 3, 2021
(All amounts in thousands, except for number of shares and per share data)
		As at December 31		As at September 3 2021
	Notes	2019	2020
		RMB	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		474,185	674,444	618,439
Restricted cash		211	4,477	1,126
Accounts receivable, net of allowance for credit losses of RMB29,815, RMB25,798 and RMB35,181 as of December 31, 2019, 2020 and September 3, 2021, respectively	5	289,241	233,734	260,877
Prepayments and other assets	6	538,848	551,843	652,609
Total current assets		1,302,485	1,464,498	1,533,051
Non-current assets
Property and equipment, net	7	13,225	13,155	13,792
Intangible assets, net		811	516	—
Prepayments and other assets	6	165	165	165
Deferred tax assets, net	9	36,089	42,902	54,419
Operating lease right-of-use assets	8	—	21,793	26,860
Total non-current assets		50,290	78,531	95,236
Total assets		1,352,775	1,543,029	1,628,287
LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		139,678	127,312	110,142
Accrued expenses and other liabilities	10	542,258	598,546	651,755
Short-term bank loans	11	48,930	10,000	20,000
Income tax payable		7,495	16,836	13,427
Amounts due to related parties	15	27,952	25,432	16,345
Current operating lease liabilities	8	—	9,911	12,168
Total current liabilities		766,313	788,037	823,837
Non-current liabilities
Other liabilities	10	35,049	35,663	36,260
Non-current operating lease liabilities	8	—	9,460	11,803
Total non-current liabilities		35,049	45,123	48,063
Total liabilities		801,362	833,160	871,900
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2019, 2020,
AND SEPTEMBER 3, 2021 (continued)
(All amounts in thousands, except for number of shares and per share data)
		As at December 31		As at September 3 2021
	Notes	2019	2020
		RMB	RMB	RMB
Shareholders’ equity
Ordinary shares (US$0.000001 par value; 1,000,000,000 shares authorized; 140,876,940, 250,361,880 and 250,361,880 shares issued and outstanding as of December 31, 2019, 2020 and September 3, 2021, respectively)	13	1	2	2
Additional paid-in capital		116,065	395,582	398,553
Retained earnings		146,084	199,024	234,341
Accumulated other comprehensive income (loss)	14	430	(7)	733
Total Camelot Employee Scheme, Inc. shareholders’ equity		262,580	594,601	633,629
Non-controlling interests		288,833	115,268	122,758
Total equity		551,413	709,869	756,387
Total liabilities, non-controlling interests and shareholders’ equity		1,352,775	1,543,029	1,628,287

The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND THE PERIOD ENDED SEPTEMBER 3, 2021
(All amounts in thousands, except for number of shares and per share data)
		Year ended December 31		The period from January 1, 2021 to September 3 2021
	Notes	2019	2020
		RMB	RMB	RMB
Revenue	4	1,647,644	1,676,022	1,288,720
Cost of revenue		(1,277,463)	(1,261,748)	(1,016,439)
Gross profit		370,181	414,274	272,281
Operating expenses
Selling and marketing expenses		(43,835)	(66,275)	(37,646)
General and administrative expenses		(131,462)	(143,968)	(133,535)
Research and development expenses		(82,860)	(87,535)	(40,148)
Total operating expenses		(258,157)	(297,778)	(211,329)
Operating income		112,024	116,496	60,952
Interest income		1,434	2,034	2,105
Interest expense		(3,669)	(2,584)	(476)
Foreign exchange gain (loss)		7,530	(5,275)	(18,787)
Other income, net		10,117	12,741	6,018
Profit before income taxes		127,436	123,412	49,812
Income tax expense	9	(17,652)	(14,228)	(4,528)
Net income		109,784	109,184	45,284
Less: net income attributable to non-controlling interests		61,803	56,244	8,082
Net income attributable to Camelot Employee Scheme, Inc.		47,981	52,940	37,202
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments		1,037	(419)	557
Comprehensive income		110,821	108,765	45,841
Less: Comprehensive income attributable to non-controlling interests		61,850	56,262	7,899
Comprehensive income attributable to Camelot Employee Scheme, Inc.		48,971	52,503	37,942
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND THE PERIOD ENDED
SEPTEMBER 3, 2021
(All amounts in thousands, except for number of shares and per share data)
		Camelot Employee Scheme, Inc.’s shareholders
		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	Notes	Number of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019		250,361,880	2	254,222	(560)	98,103	351,767	76,126	427,893
Net profit for the year		—	—	—	—	47,981	47,981	61,803	109,784
Cancellation of ordinary shares and issuance of subsidiary’s ordinary shares	13	(109,484,940)	(1)	(150,856)	—	—	(150,857)	150,857	—
Other comprehensive income		—	—	—	990	—	990	47	1,037
Share-based compensation	12	—	—	12,699	—	—	12,699	—	12,699
Balance at December 31, 2019		140,876,940	1	116,065	430	146,084	262,580	288,833	551,413
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND THE PERIOD ENDED
SEPTEMBER 3, 2021 (continued)
(All amounts in thousands, except for number of shares and per share data)
	Camelot Employee Scheme, Inc.’s shareholders
		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non-controlling interests	Total equity
	Notes	Number of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020		140,876,940	1	116,065	430	146,084	262,580	288,833	551,413
Net profit for the year		—	—	—	—	52,940	52,940	56,244	109,184
Issuance of ordinary shares and cancellation of subsidiary’s ordinary shares	13	109,484,940	1	229,826	—	—	229,827	(229,827)	—
Other comprehensive income (loss)		—	—	—	(437)	—	(437)	18	(419)
Share-based compensation	12	—	—	49,691	—	—	49,691	—	49,691
Balance at December 31, 2020		250,361,880	2	395,582	(7)	199,024	594,601	115,268	709,869
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND THE PERIOD ENDED
SEPTEMBER 3, 2021 (continued)
(All amounts in thousands, except for number of shares and per share data)
	Camelot Employee Scheme, Inc.’s shareholders
		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total	Non- controlling interests	Total equity
	Note	Number of shares	Amount
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021		250,361,880	2	395,582	(7)	199,024	594,601	115,268	709,869
Adoption of ASC 326		—	—	—	—	(1,885)	(1,885)	(409)	(2,294)
Net profit for the period		—	—	—	—	37,202	37,202	8,082	45,284
Other comprehensive income (loss)		—	—	—	740	—	740	(183)	557
Share-based compensation	12	—	—	2,971	—	—	2,971	—	2,971
Balance at September 3, 2021		250,361,880	2	398,553	733	234,341	633,629	122,758	756,387
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND THE PERIOD ENDED SEPTEMBER 3, 2021
(All amounts in thousands, except for number of shares and per share data)
		Year ended December 31		The period from January 1, 2021 to September 3 2021
	Notes	2019	2020
		RMB	RMB	RMB
Cash flows from operating activities
Net income:		109,784	109,184	45,284
Adjustments to reconcile net income to net cash generated from (used in) operating activities:
Depreciation and amortization		2,171	2,799	2,398
Share-based compensation	12	12,699	49,691	2,971
Provision (reversal of provision) for credit losses		(1,609)	1,724	10,373
Impairment of contract costs	6	3,659	2,724	1,030
Loss on disposal of property and equipment		73	415	4
Loss on disposal of intangible assets		—	—	320
Loss on disposal of a subsidiary		—	—	360
Foreign exchange (gain) loss		(7,530)	5,275	18,787
Deferred taxes	9	(6,266)	(6,813)	(11,517)
Non-cash operating lease expense	8	—	7,997	9,918
Changes in operating assets and liabilities:
Accounts receivable		34,592	55,274	(36,282)
Prepayment and other assets		(20,868)	(24,359)	(105,510)
Accounts payable		(23,477)	(12,367)	(17,169)
Accrued expenses and other current liabilities		34,103	58,047	54,433
Amounts due to related parties		(27,981)	(2,520)	(9,087)
Operating lease liabilities		—	(10,419)	(10,385)
Income tax payable		979	9,341	(3,409)
Net cash generated from (used in) operating activities		110,329	245,993	(47,481)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND THE PERIOD ENDED SEPTEMBER 3, 2021 (continued)
(All amounts in thousands, except for number of shares and per share data)
	Year ended December 31		The period from January 1, 2021 to September 3 2021
	2019	2020
	RMB	RMB	RMB
Cash flows from investing activities
Purchases of property and equipment	(4,857)	(2,882)	(2,846)
Purchases of intangible assets	(1,050)	—	—
Proceeds from disposal of property and equipment	70	32	3
Disposal of a subsidiary	—	—	(356)
Net cash used in investing activities	(5,837)	(2,850)	(3,199)
Cash flows from financing activities
Repayment of short-term bank loans	(110,000)	(107,930)	(10,000)
Proceeds from short-term bank loans	84,955	69,000	20,000
Proceeds from early exercise of share-based awards	—	7,898	—
Net cash (used in) generated from financing activities	(25,045)	(31,032)	10,000
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,673	(7,586)	(18,676)
Net increase (decrease) in cash, cash equivalents, and restricted cash	79,447	212,111	(40,680)
Cash, cash equivalents, and restricted cash at beginning of year/period	388,276	474,396	678,921
Cash, cash equivalents, and restricted cash at end of year/period	474,396	678,921	619,565
Supplemental disclosures of cash flow information:
Restricted cash	211	4,477	1,126
Income taxes paid	7,579	11,192	21,213
Interest paid	3,710	2,642	301
Cash payments for operating leases	—	9,561	10,295
Non-cash investing and financing activities:
Right-of-use assets obtained in exchange for operating lease liabilities	—	19,371	23,971
.
The accompanying notes are an integral part of the unaudited consolidated financial statements.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for number of shares and per share data)
1. Organization
Camelot Employee Scheme, Inc. (“CES”) is a limited liability company incorporated in the British Virgin Islands (“BVI”) on March 15, 2007. CES and its subsidiaries (collectively referred to as “Camelot”) are principally engaged in enterprise digital solutions and services in the People’s Republic of China (the “PRC”) and Japan.
As of September 3, 2021, CES’s principal subsidiaries are as follows:
Name	Place of establishment	Date of establishment/ acquisition	Percentage of equity interest attributable to CES	Principal activities
			%
Camelot Technology Co., Ltd. (“Beijing Camelot”)	PRC	March 12, 2001	82.15	Enterprise digital solutions and related services
Camelot Information Technology Co., Ltd. (“Huaqiao”)	PRC	June 29, 2009	82.15	Enterprise digital solutions and related services
Beijing Yinfeng Technology Development Co., Ltd. (“Yinfeng”)	PRC	April 1, 2008	82.15	Enterprise digital solutions and related services
Dalian Yuandong Digital Co., Ltd. (“Dalian Yuandong”)	PRC	January 1, 2006	82.15	Enterprise digital solutions and related services
Entoh Digital Co., Ltd. (“DL-JP”)	Japan	January 1, 2006	82.15	Enterprise digital solutions and related services
Skylink Technology Co., Ltd. (“Skylink”)	PRC	January 19, 2020	82.15	Enterprise digital solutions and related services
2. Summary of significant accounting policies
The unaudited consolidated financial statements of Camelot have been prepared in accordance with the accounting policies set out in note 2 of the consolidated financial statements of Kingsoft Cloud Holding Limited (“Kingsoft Cloud”) for the year ended December 31, 2021.
Adoption of ASC 842
Camelot adopted ASC 842, Lease (“ASC 842”) on January 1, 2020 by using the modified retrospective method and did not restate the comparable periods. Camelot has also elected the accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Camelot has also elected the practical expedient of the short-term lease exemption for contracts with lease terms of 12 months or less. Upon adoption ASC 842, Camelot recognized operating lease right-of-use assets of RMB16,054 and total lease liabilities of RMB15,275 for operating leases as of January 1, 2020.
Adoption of ASC 326
Camelot adopted ASC 326, Credit Losses (“ASC326”) on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded to decrease the opening balance of retained earnings on January 1, 2021 with an amount of RMB2,294. The comparative periods were not restated.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
2. Summary of significant accounting policies (continued)
Adoption of ASC 326 (continued)
Upon adoption of ASC 326, Camelot maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive income. Camelot assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist and on an individual basis when Camelot identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, Camelot considers historical collectability based on past due status, the age of the accounts receivable and contract assets balances, credit quality of Camelot’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect Camelot’s ability to collect from customers.
Share-based compensation
As disclosed in note 2 of the consolidated financial statements of Kingsoft Cloud for the year ended December 31, 2021, Camelot applies ASC 718 to account for its employee share-based payments.
A change in the terms or conditions of share options is accounted for as a modification of share-based awards. Camelot calculates the incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share-based awards, Camelot recognizes incremental compensation cost in the period the modification occurred. For unvested share-based awards, Camelot recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.
A cancellation of share-based awards that is not accompanied by the concurrent grant of (or offer to grant) a replacement award or other valuable consideration is accounted for as a repurchase for no consideration. Any previously unrecognized compensation costs are recognized at the cancellation date.
Impact of COVID-19
For the years ended December 31, 2019 and 2020 and the period ended September 3, 2021, COVID-19 has not had a significant impact on Camelot’s operations. There are still uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the pandemic; the uneven impact to certain industries; and the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. As a result, certain of Camelot’s estimates and assumptions, including allowance for credit losses, require increased judgment and carry a higher degree of variability and volatility that could result in material changes to Camelot’s estimates in future periods.
3. Concentration of risks
(a)
Currency convertibility risk

Camelot transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
3. Concentration of risks (continued)
(a)
Currency convertibility risk (continued)

banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
(b)
Concentration of credit risk

Assets that potentially subject Camelot to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets. Camelot expects that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where Camelot and its subsidiaries are located. Camelot believes that it is not exposed to unusual risks as these financial institutions have high credit quality.
Accounts receivable and contract assets are typically unsecured and are derived from revenues earned from reputable customers. As of December 31, 2019 and 2020 and September 3, 2021, Camelot had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. As of December 31, 2019, Camelot had one customer with contract assets exceeding 10% of the total contract assets balance. As of December 31, 2020 and September 3, 2021, no individual customer accounted for more than 10% of the total contract assets balance. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations Camelot performs on its customers and its ongoing monitoring process of outstanding balances.
(c)
Business, customer, political, social and economic risks

Camelot participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on Camelot’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or customer relationships; regulatory considerations; and risks associated with Camelot’s ability to attract and retain employees necessary to support its growth. Camelot’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.
No individual customer accounted for more than 10% of total revenues during the year ended December 31, 2019. For the year ended December 31, 2020 and the period ended September 3, 2021, one customer accounted for 18% and 24% of total revenues, respectively.
(d)
Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there were depreciation of approximately 1.3%, appreciation of approximately 6.3%, and appreciation of approximately 1.3% during the years ended December 31, 2019 and 2020 and the period ended September 3, 2021, respectively. For RMB against Japanese Yen, there were depreciation of approximately 2.6%, appreciation of approximately 1.3%, and appreciation of approximately 7.3% during the years ended December 31, 2019 and 2020 and the period ended September 3, 2021, respectively. It is difficult to predict how market forces or PRC, U.S. or Japanese government policy may impact the exchange rate of the RMB against the U.S. dollar and the Japanese Yen in the future.
To the extent that Camelot needs to convert U.S. dollar or Japanese Yen into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar or

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
3. Concentration of risks (continued)
(d)
Foreign currency exchange rate risk (continued)

Japanese Yen would have an adverse effect on the RMB amount Camelot would receive from the conversion. Conversely, if Camelot decides to convert RMB into U.S. dollar or Japanese Yen for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar or Japanese Yen against RMB would have a negative effect on the U.S. dollar or Japanese Yen amount available to Camelot. In addition, a significant depreciation of the RMB against the U.S. dollar or Japanese Yen may significantly reduce the U.S. dollar or Japanese Yen equivalent of Camelot’s earnings or losses.
4. Revenue
The following table presents Camelot’s revenues from contracts with customers disaggregated by material revenue category:
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
Revenues:
Enterprise digital solutions and services
Recognized over time	1,431,324	1,487,161	1,207,664
Recognized at a point in time	216,239	188,817	81,056
Others recognized over time	81	44	—
	1,647,644	1,676,022	1,288,720
The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2019 and 2020, and September 3, 2021 are related to maintenance services, which are as follows:
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Within 1 year	4,919	7,942	4,992
More than 1 year	214	782	433
Total	5,133	8,724	5,425
Contract balances
Contract liabilities relate to contracts where Camelot received payments but has not yet satisfied the related performance obligations. The advance consideration received from customers for the services is a contract liability until services are provided to the customer.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
4. Revenue (continued)
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
Revenue recognized from amounts included in contract liabilities at the beginning of the year/period	86,291	81,399	45,664
5. Accounts receivable, net
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Accounts receivable	319,056	259,532	296,058
Allowance for credit losses	(29,815)	(25,798)	(35,181)
Accounts receivable, net	289,241	233,734	260,877
The movements of the allowance for credit losses were as follows:
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year/period	33,446	29,815	25,798
Adoption of ASC 326*	—	—	630
Provision for expected credit losses	2,613	3,483	10,314
Recoveries during the year/period	(6,244)	(3,250)	(1,561)
Write-offs charged against the allowance	—	(4,250)	—
Balance at end of the year/period	29,815	25,798	35,181

*
Starting from January 1, 2021, Camelot adopted ASC 326, which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. Camelot used a modified retrospective approach with a cumulative effect of decreasing the opening balance of retained earnings approximately of RMB630.

6. Prepayments and other assets
Prepayments and other assets consisted of the following:
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Current portion:
Contract assets*	392,685	451,538	522,346
Contract costs**	112,365	81,844	107,245
Prepayments to suppliers	3,307	2,833	1,358

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
6. Prepayments and other assets (continued)
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Value-added tax prepayments	15,396	8,245	7,832
Others	15,095	7,383	13,828
	538,848	551,843	652,609
Non-current portion:
Prepayments	165	165	165
	165	165	165

*
Represents Camelot’s rights to consideration for work completed in relation to its services performed but not billed at the end of year/period. The allowance for credit losses on contract assets was RMB35,465 as of September 3, 2021. The amount charged to expense for credit loss on contract assets was RMB1,620 for the period ended September 3, 2021. Camelot used a modified retrospective approach with a cumulative effect of decreasing the opening balance of retained earnings approximately of RMB1,664.

**
Represents costs incurred in advance of revenue recognition arising from direct and incremental cost related to enterprise digital solutions and services provided. Such contract costs are recognized as cost of revenue upon the recognition of the related revenues. Impairment losses recognized on contract costs were RMB3,659, RMB2,724, and RMB1,030 for the years ended December 31, 2019 and 2020 and the period ended September 3, 2021, respectively.

7. Property and equipment, net
Property and equipment and related accumulated depreciation were as follows:
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Electronic equipment	11,444	7,153	7,891
Office equipment and fixtures	4,358	2,338	3,051
Buildings	15,373	17,081	17,533
Motor vehicles	5,363	5,363	5,363
	36,538	31,935	33,838
Less: accumulated depreciation	(23,313)	(18,780)	(20,046)
Property and equipment, net	13,225	13,155	13,792
Camelot recorded depreciation expenses of RMB2,085, RMB2,505 and RMB2,201 for the years ended December 31, 2019 and 2020 and the period ended September 3, 2021, respectively.
8. Leases
Camelot has various lease contracts for office spaces and buildings. For leases with terms greater than 12 months, Camelot records the related assets and lease liabilities at the present value of lease payments over the lease term. Certain leases include rental-free periods and rental escalation clause, which are factored into Camelot’s determination of lease payments when appropriate. Camelot had no finance leases.
As of December 31, 2020 and September 3, 2021, the weighted average remaining lease terms were 2.4 years and 2.2 years and the weighted average discount rates were 3.80% and 3.82% for Camelot’s operating leases, respectively.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
8. Leases (continued)
For the year ended December 31, 2020, and for the period ended September 3, 2021, operating lease costs recognized in profit or loss were RMB7,997 and RMB9,918, respectively, which excluded cost of short-term contracts. Short-term lease costs for the year ended December 31, 2020, and for the period ended September 3, 2021, were RMB12,863 and RMB5,263, respectively. Rental expense for the year ended December 31, 2019 was RMB24,908.
The undiscounted future minimum payments under Camelot’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheets were as follows:
	As at December 31 2020	As at September 3 2021
	RMB	RMB
For the year/period ended:
2021	10,048	—
2022	6,000	12,349
2023	4,104	10,103
2024	—	2,413
Total future lease payments	20,152	24,865
Less: imputed interest	(781)	(894)
Total lease liability balance	19,371	23,971
9. Taxation
Enterprise income tax
BVI
Under the current laws of the BVI, CES and its subsidiary incorporated in the BVI are not subject to tax on income or capital gains.
Cayman Islands
Under the current laws of the Cayman Islands, the subsidiary of Camelot incorporated in the Cayman Islands is not subject to tax on income or capital gains.
Hong Kong
The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the periods presented, Camelot did not make any provisions for Hong Kong profits tax as Camelot did not generate any assessable profits arising in Hong Kong during the periods presented. Under the Hong Kong tax law, the subsidiary in Hong Kong is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
Japan
Under the current Japanese tax regulations, the income tax rate applied to Camelot’s subsidiary incorporated in Japan is 31%.
China
Camelot’s PRC entities are subject to the statutory income tax at a rate of 25% in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008. Certain subsidiaries of Camelot being qualified as High New Technology Enterprise (“HNTE”) and Technologically-Advanced

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
9. Taxation (continued)
Service Enterprise (“TASE”) are entitled to the preferential income tax rates of 15% and 15%, respectively. Beijing Camelot and Yinfeng being qualified as HNTE are entitled to the preferential income tax rate of 15% for three years from 2020 to 2022. Huaqiao being qualified as HNTE are entitled to the preferential income tax rate of 15% for three years from 2019 to 2021. In addition, Dalian Yuandong being qualified as a TASE is entitled to the preferential income tax rate of 15% for three years from 2019 to 2021.
Dividends, interest, rent or royalties payable by Camelot’s PRC entities to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.
Profit before income taxes consists of:
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
PRC	125,008	121,569	51,959
Non-PRC	2,428	1,843	(2,147)
Total	127,436	123,412	49,812
The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
Current income tax expense	23,918	21,041	16,045
Deferred income tax benefit	(6,266)	(6,813)	(11,517)
Income tax expense	17,652	14,228	4,528
The reconciliation of income tax expense computed using the PRC statutory tax rate to the actual income tax expense is as follows:
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
Profit before income tax	127,436	123,412	49,812
Income tax computed at the PRC statutory tax rate of 25%	31,859	30,853	12,453
Effect of tax holiday and preferential tax rates	(9,537)	(23,092)	(6,209)
Effect of different tax rates in different jurisdictions	153	136	404
Non-deductible expenses	751	698	303
Non-taxable income	(204)	—	(159)
Share-based compensation costs	3,175	12,423	743
Research and development super deduction	(7,236)	(12,574)	(6,576)

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
9. Taxation (continued)
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
Statutory (income) expense	(18,480)	6,564	(7,277)
Unrecognized tax benefits	10,997	(2,242)	4,180
Change in valuation allowance	6,870	2,152	9,430
Tax rate change on deferred items	(3,154)	(4,341)	(4,657)
Late payment interest	1,324	2,856	1,891
Others	1,134	795	2
Income tax expense	17,652	14,228	4,528

Deferred tax
The significant components of Camelot’s deferred tax assets and liabilities are as follows:
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Deferred tax assets:
Tax loss carried forward	3,404	4,222	17,387
Accrued expenses	50,047	58,619	64,610
Impairment of contract costs	1,380	1,096	1,215
Allowance for doubtful accounts	10,710	10,569	12,241
Operating lease liabilities	—	3,621	4,726
Less: valuation allowance	(29,452)	(31,604)	(41,034)
	36,089	46,523	59,145
Deferred tax liabilities:
Operating lease right-of-use assets	—	(3,621)	(4,726)
Deferred tax assets, net	36,089	42,902	54,419
Camelot operates through several subsidiaries and the valuation allowance is considered for each subsidiary on an individual basis. As of December 31, 2019 and 2020 and September 3, 2021, Camelot’s total deferred tax assets before valuation allowances were RMB65,541, RMB78,127 and RMB100,179, respectively. As of December 31, 2019 and 2020 and September 3, 2021, Camelot recorded valuation allowances of RMB29,452, RMB31,604 and RMB41,034, respectively, on its deferred tax assets that are sufficient to reduce the deferred tax assets to the amounts that are more-likely-than-not to be realized. In making such determination, Camelot evaluates a variety of factors including Camelot’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2019 and 2020 and September 3, 2021, Camelot had net tax losses of approximately RMB16,256, RMB19,110 and RMB85,972, respectively, mainly deriving from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit and the period was extended to ten years for entities that qualify as HNTE. The tax losses of entities in the PRC will expire between 2021 and 2026 and the tax losses of entities in the PRC that qualify as HNTE will expire between 2021 and 2031, if not utilized.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
9. Taxation (continued)
Deferred tax (continued)
As of December 31, 2019 and 2020 and September 3, 2021, Camelot did not provide deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries on the basis of its intent to permanently reinvest its foreign subsidiaries’ earnings. As of December 31, 2019, 2020 and September 3, 2021, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were RMB291,708, RMB101,441 and RMB72,794, respectively. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. Under the PRC tax regulations, dividends from PRC companies to their overseas parents in respect of earnings derived from January 1, 2008 onwards are subject to PRC dividend withholding tax at 10%. Such rate could be reduced to 5% should treaty benefits be applicable.
Unrecognized tax benefits
As of December 31, 2019 and 2020 and September 3, 2021, Camelot had unrecognized tax benefits of RMB30,183, RMB27,941 and RMB32,121, respectively. Camelot made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months; however, an estimate of the range of the possible outcomes cannot be made at this time. As of December 31, 2019 and 2020 and September 3, 2021, there were RMB30,183, RMB27,941 and RMB26,647 of unrecognized tax benefits that if recognized would impact the annual effective tax rate, respectively. A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Balance at beginning of the year/period	19,185	30,183	27,941
Additions based on tax positions related to current year/period	12,155	3,645	6,447
Reversal based on tax position related to prior year/period	(1,157)	(5,887)	(2,267)
Balance at end of the year/period	30,183	27,941	32,121
For the periods presented, Camelot did not record any penalties related to unrecognized tax benefits.
As of September 3, 2021, the tax years ended December 31, 2016 through December 31, 2020 for Camelot’s PRC entities remain open for statutory examination by PRC tax authorities.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
10. Accrued expenses and other liabilities
	As at December 31		As at September 3 2021
	2019	2020
	RMB	RMB	RMB
Current portion:
Customer advances*	98,164	76,812	94,653
Salary and welfare payable	354,359	406,405	425,796
Accrued expenses	7,255	6,310	26,638
Other tax and surcharges payable	23,452	26,246	33,373
Others	59,028	82,773	71,295
	542,258	598,546	651,755
Non-current portion:
Uncertain tax position	30,183	27,941	26,647
Others	4,866	7,722	9,613
	35,049	35,663	36,260

*
The amount represents contract liabilities for the rendering of services.

11. Short-term bank loans
In July, September and October 2019, Camelot entered into three short-term bank loan facilities with a bank in Beijing for an aggregate principle amount of RMB48,930. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2019 was 5.22%. Camelot fully repaid the loans on April 13, 2020, July 13, 2020 and August 18, 2020, respectively.
In August and September 2020, Camelot entered into two short-term bank loan facilities with a bank in Beijing for an aggregate principle amount of RMB10,000. The weighted average interest rate for the outstanding short-term bank loans as of December 31, 2020 was 4.79%. Camelot fully repaid the loans on January 12, 2021, for an aggregated amount of RMB10,000.
In March 2021, Camelot entered into one short-term bank loan facility with a bank in Beijing for an aggregate principle amount of RMB20,000. The weighted average interest rate for the outstanding short-term bank loan as of September 3, 2021 was 4.79%. Camelot fully repaid the loan on September 13, 2021.
There are no commitment fees and conditions under which lines may be withdrawn associated with Camelot’s unused facilities.
12. Share-based payments
2019 Share Incentive Plan
On December 23, 2019, the board of directors of Beijing Camelot approved a share-based incentive plan to grant share options to employees of Beijing Camelot and its subsidiaries (the “2019 Plan”). Beijing Camelot reserved 10,375,540 ordinary shares for issuance under the 2019 Plan. Awards granted under the 2019 Plan immediately vest on the grant date and have no future vesting conditions.
2020 Share Incentive Plan
On July 30, 2020, the board of directors of Beijing Camelot approved the 2020 Share Incentive Plan (the “2020 Plan”) with a maximum aggregate number of 7,996,500 ordinary shares that are authorized to be issued under the 2020 Plan. The share awards contain thirty-seven months of service vesting condition. All of the outstanding options under the 2019 Plan were cancelled and replaced by the 2020 Plan.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
12. Share-based payments (continued)
A summary of the option activity is stated below:
	Number of options	Weighted- average exercise price	Weighted- average grant date fair value	Weighted- average remaining contractual term	Aggregate Intrinsic Value
		RMB	RMB	Years	RMB
Outstanding, January 1, 2019	—	—	—	—	—
Granted	2,176,889	0.99	5.83
Outstanding, December 31, 2019	2,176,889	0.99	5.83	—	5.81
Vested and expected to vest at December 31, 2019	2,176,889	0.99	5.83	—	5.81
Exercisable at December 31, 2019	2,176,889	0.99	5.83	—	5.81
Outstanding, December 31, 2019	2,176,889	0.99	5.83	—	5.81
Granted	10,477,745	0.99	5.85
Cancelled	(4,658,134)	0.99	5.83
Outstanding, December 31, 2020	7,996,500	0.99	5.89	2.67	5.81
Vested and expected to vest at December 31, 2020	7,996,500	0.99	5.89	2.67	5.81
Exercisable at December 31, 2020	—
Outstanding, December 31, 2020	7,996,500	0.99	5.89	2.67	5.81
Forfeited	(50,625)	0.99	5.89
Outstanding, September 3, 2021	7,945,875	0.99	5.89	2.00	5.81
Vested and expected to vest at September 3, 2021	7,945,875	0.99	5.89	2.00	5.81
Exercisable at September 3, 2021	—
The total weighted-average grant date fair values of the share-based awards granted were RMB5.83 and RMB5.89 per option during the years ended December 31, 2019 and 2020, respectively. The aggregate fair values of the share-based awards vested during the years ended December 31, 2019 and 2020 and for the period ended September 3, 2021 were RMB12,699, nil and nil, respectively.
As of September 3, 2021, there were RMB8,931 of total unrecognized employee share-based compensation expenses, related to unvested share-based awards, which are expected to be recognized over a weighted-average period of 2 years. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
Fair value of share options
The fair value of each option award was estimated on the date of grant using the Black-Scholes-Merton valuation model, with the assistance from an independent third-party firm. The volatility assumption was estimated based on reference made to historical volatility of several comparable companies. When estimating the expected term of the options, Camelot primarily considered when the grantees are expected to exercise the options and the expected post-vesting termination behavior as there is no contractual expiration date for these

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
12. Share-based payments (continued)
Fair value of share options (continued)
share options. The estimated fair values of the ordinary shares of Beijing Camelot, at the option grant dates, were determined with the assistance from an independent third-party valuation firm.
	2019	2020
Risk-free interest rate	2.21%	2.51%
Expected volatility	48.12%	48.70%
Time to expiration (years)	1.00	3.08
Fair market value options per share as at valuation dates	5.83	5.89
The following table sets forth the amount of share-based compensation expense included in each of the relevant financial statement line items:
	For the year ended December 31		For the period ended September 3 2021
	2019	2020
	RMB	RMB	RMB
Cost of revenue	—	4,419	816
Selling and marketing expenses	118	16,932	7
General and administrative expenses	12,581	28,340	2,148
	12,699	49,691	2,971
13. Shareholders’ equity
The authorized share capital consisted of 1,000,000,000 single class of ordinary shares at a par value of US$0.000001 per share. The total numbers of ordinary shares issued were 140,876,940, 250,361,880 and 250,361,880 as of December 31, 2019 and 2020 and September 3, 2021, respectively.
On February 14, 2019, CES cancelled 109,484,940 ordinary shares issued to certain shareholders of CES, in exchange of the equity interests in Camelot Innovative Technologies Inc (“CIT”), a subsidiary of CES.
On August 31, 2020, CES re-issued 109,484,940 ordinary shares to such shareholders with nil consideration, and cancelled their equity interests in CIT.
14. Accumulated other comprehensive income (loss)
The changes in accumulated other comprehensive income (loss) were as follows:
RMB
Balance as of January 1, 2019	(560)
Foreign currency translation adjustments, net of tax of nil	990
Balance as of December 31, 2019	430
Foreign currency translation adjustments, net of tax of nil	(437)
Balance as of December 31, 2020	(7)
Foreign currency translation adjustments, net of tax of nil	740
Balance as of September 3, 2021	733
There have been no reclassifications out of accumulated other comprehensive income (loss) to net income for the periods presented.

CAMELOT EMPLOYEE SCHEME, INC.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)
(All amounts in thousands, except for number of shares and per share data)
15. Related party transactions
(a)
The principal related parties of Camelot are as follows:

Name of related parties	Relationship with Camelot
Yiming Ma	Principal shareholder of Camelot
Heidi Chou	Principal shareholder of Camelot

(b)
There were no related party transactions during each of the periods presented.

(c)
Outstanding balances with related parties:

As at December 31, 2019 and 2020 and September 3, 2021, Camelot had a total amount of RMB27,952, RMB25,432 and RMB16,345 due to Yiming Ma and Heidi Chou, respectively. Amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.
16. Employee defined contribution plan
All eligible employees of Camelot are entitled to staff welfare benefits including medical care, welfare grants, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. Camelot is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. Camelot is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and Camelot’s obligations are limited to the amounts contributed. Camelot has no further payment obligations once the contributions have been paid. Camelot recorded employee benefit expenses of RMB151,915, RMB108,836 and RMB88,742 for the years ended December 31, 2019, 2020 and for the period ended September 3, 2021, respectively.
17. Commitments and contingencies
(a)
Capital expenditure commitments

Camelot had no significant capital commitments at the end of each of the periods presented.
(b)
Contingencies

Camelot is currently not involved in any legal or administrative proceedings that may have a material adverse impact on Camelot’s business, balance sheets or results of operations.
18. Subsequent events
On September 3, 2021, the acquisition of Camelot by Kingsoft Cloud has been completed.